SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Doma Holdings, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Class of Securities)

25703A104

(CUSIP Number)

Mark Sustana

Vice President, General Counsel and Secretary

Lennar Corporation

700 NW 107th Avenue

Miami, FL 33172

(305) 229-6400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 18, 2022

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: 25703A104

(1)	Name of Reporting Persons: Lennar Corporation
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 82,699,024
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 82,699,024

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 82,699,024
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 25.6%*
(14)	Type of Reporting Person (See Instructions): HC

*

This percentage is calculated based on 323,347,806 shares of Common Stock outstanding as of December 31, 2021, as disclosed in the Issuer’s Form 424(b)(3) prospectus supplement filed with the Securities and Exchange Commission on February 17, 2022.

CUSIP: 25703A104

(1)	Name of Reporting Persons: Len X, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 82,699,024
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 82,699,024

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 82,699,024
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 25.6%*
(14)	Type of Reporting Person (See Instructions): HC

*

This percentage is calculated based on 323,347,806 shares of Common Stock outstanding as of December 31, 2021, as disclosed in the Issuer’s Form 424(b)(3) prospectus supplement filed with the Securities and Exchange Commission on February 17, 2022.

CUSIP: 25703A104

(1)	Name of Reporting Persons: LENX ST Investor, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 82,242,689
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 82,242,689

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 82,242,689
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 25.4%*
(14)	Type of Reporting Person (See Instructions): PN

*

This percentage is calculated based on 323,347,806 shares of Common Stock outstanding as of December 31, 2021, as disclosed in the Issuer’s Form 424(b)(3) prospectus supplement filed with the Securities and Exchange Commission on February 17, 2022.

CUSIP: 25703A104

(1)	Name of Reporting Persons: Len FW Investor, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 456,335
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 456,335

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 456,335
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.1%*
(14)	Type of Reporting Person (See Instructions): PN

*

This percentage is calculated based on 323,347,806 shares of Common Stock outstanding as of December 31, 2021, as disclosed in the Issuer’s Form 424(b)(3) prospectus supplement filed with the Securities and Exchange Commission on February 17, 2022.

CUSIP: 25703A104

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D (the “Schedule 13D”) filed by the Reporting Persons on August 5, 2021, with respect to the shares of common stock, $0.0001 par value (“Common Stock”), of the Issuer. The address of the principal executive offices of the Issuer is 101 Mission Street, San Francisco, CA 94105.

ITEM 2.	IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a) This Schedule 13D is being filed by Lennar Corporation (“Lennar”), a Delaware corporation, Len X, LLC (“LenX”), a Florida limited liability company, LENX ST Investor LLC (“ST Investor”), a Delaware limited liability company, and Len FW Investor, LLC (“FW Investor,” together with ST Investor, the “LenX Funds” and together with Lennar, LenX and ST Investor, the “Reporting Persons”), a Delaware limited liability company. LenX is wholly owned by Lennar and is the sole member of each of the LenX Funds.

(b) The principal business of Lennar is homebuilding. The principal business of LenX is seeking opportunities for subsidiaries of Lennar to invest in companies that provide technology solutions across the homebuilding industry. The LenX Funds were formed to hold interests in companies acquired by Lennar and LenX, including the Issuer. The principal business address of each of the Reporting Persons is 700 NW 107 Avenue, Miami, Florida 33172.

(c) Lennar is a corporation organized under the laws of the State of Delaware. LenX is a limited liability company organized under the laws of the State of Florida. The LenX Funds are limited liability companies organized under the laws of the State of Delaware.

(d)-(e) During the last five years, neither any Reporting Person nor any person named in Schedule I has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The name, business address, present principal occupation or employment and citizenship of the executive officers and, where applicable, members of the Board of Directors of the Reporting Persons is set forth on Schedule I and is incorporated by reference into this Item 2(f).

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended to include the following:

On February 18, 2022, pursuant to a distribution in-kind, FW Investor acquired 456,335 shares of the Issuer’s Common Stock for no consideration.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) As of the date hereof, the Reporting Persons beneficially own an aggregate of 82,699,024 shares of Doma’s Common Stock, of which 82,242,689 shares are held directly held by ST Investor and 456,335 shares are held directly by FW Investor. The 82,699,024 shares held directly by the LenX Funds constitutes approximately 25.6% of Doma’s outstanding Common Stock.*

* This

percentage is calculated based on 323,347,806 shares of Common Stock outstanding as of December 31, 2021, as disclosed in the Issuer’s Form 424(b)(3) prospectus supplement filed with the Securities and Exchange Commission on February 17, 2022.

(b) Each of LenX and Lennar share power to vote or to direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock held directly by the LenX Funds.

CUSIP: 25703A104

(c) The information contained in Item 3 to this Schedule 13D is incorporated in its entirety into this Item 5(c). Except as disclosed in Item 3, no Reporting Person has effected any transaction in the Issuer’s Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended to include the following:

LenX is the sole member of FW Investor. Under FW Investor’s Limited Liability Company Agreement, LenX has the power to act on behalf of FW Investor. Because LenX is wholly owned by Lennar, Lennar has the power to cause LenX to do what is necessary so that FW Investor will vote, and dispose of, shares of the Issuer as Lennar directs.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1     Joint Filing Agreement dated February 24, 2022, by and among Lennar, LenX, ST Investor and FW Investor.

CUSIP: 25703A104

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 24, 2022

LENNAR CORPORATION

By:	/s/ Mark Sustana
Name:	Mark Sustana
Title:	Vice President, General Counsel and Secretary

LEN X, LLC

By:	/s/ Mark Sustana
Name:	Mark Sustana
Title:	Vice President

LENX ST INVESTOR, LLC

By:	/s/ Mark Sustana
Name:	Mark Sustana
Title:	Vice President

LEN FW INVESTOR, LLC

By:	/s/ Mark Sustana
Name:	Mark Sustana
Title:	Vice President

CUSIP: 25703A104

Schedule I

DIRECTORS AND EXECUTIVE OFFICERS OF

REPORTING PERSONS

The name, function, citizenship and present principal occupation or employment of each of the directors and executive officers of the Reporting Person are set forth below. Unless otherwise indicated below, (i) each occupation set forth opposite an individual’s name refers to employment with the Reporting Person and (ii) the business address of each director and executive officer listed below is 700 NW 107 Avenue, Miami, Florida 33172.

Lennar Corporation:

Name	Position with Reporting Person	Principal Occupation	Citizenship
Amy Banse	Director	Venture Partner with Mastry	USA

Richard Beckwitt	Director; Co-CEO and Co-President	Co-CEO and Co-President	USA

Steven L. Gerard	Director	Chairman of the Board of Directors of CBIZ, Inc	USA

Theron I (“Tig”) Gilliam, Jr.	Director	Chief Executive Officer of NES Fircroft	USA

Sherrill W. Hudson	Director	Former Chairman and former Chief Executive Officer of TECO Energy, Inc.	USA

Jonathan M. Jaffe	Director, Co-CEO and Co-President	Co-CEO and Co-President	USA

Sidney Lapidus	Director	Retired Partner of Warburg Pincus LLC	USA

Teri McClure	Director	Former Chief Human Resources Officer and Senior Vice President Labor, UPS	USA

Stuart Miller	Executive Chairman	Executive Chairman	USA

Armando Olivera	Director	Former Chief Executive Officer of Florida Power & Light Company	USA

Jeffrey Sonnenfeld	Director	Senior Associate Dean for Executive Programs and the Lester Crown Professor-in-the-Practice of Management at the Yale School of Management	USA

Diane Bessette	Vice President, Chief Financial Officer and Treasurer	Vice President, Chief Financial Officer and Treasurer	USA

Jeffrey McCall	Executive Vice President	Executive Vice President	USA

Mark Sustana	Vice President, General Counsel and Secretary	Vice President, General Counsel and Secretary	USA

David Collins	Vice President and Controller	Vice President and Controller	USA

CUSIP: 25703A104

Len X, LLC:

Name	Position with Reporting Person	Principal Occupation	Citizenship

Eric Feder	President	President	USA

Diane Bessette	Manager and Vice President, CFO and Treasurer	Vice President, CFO and Treasurer of Lennar Corporation	USA

Mark Sustana	Manager and Vice President, General Counsel and Secretary	Vice President, General Counsel and Secretary of Lennar Corporation	USA

LENX ST INVESTOR, LLC:

Name	Position with Reporting Person	Principal Occupation	Citizenship

Eric Feder	President	President	USA

Diane Bessette	Manager and Vice President, CFO and Treasurer	Vice President, CFO and Treasurer of Lennar Corporation	USA

Mark Sustana	Manager and Vice President, General Counsel and Secretary	Vice President, General Counsel and Secretary of Lennar Corporation	USA

LEN FW INVESTOR, LLC:

Name	Position with Reporting Person	Principal Occupation	Citizenship

Eric Feder	President	President	USA

Diane Bessette	Manager and Vice President, CFO and Treasurer	Vice President, CFO and Treasurer of Lennar Corporation	USA

Mark Sustana	Manager and Vice President, General Counsel and Secretary	Vice President, General Counsel and Secretary of Lennar Corporation	USA